

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 3, 2018

Jonathan Z. Cohen
Chief Executive Officer
Osprey Energy Acquisition Corp.
1845 Walnut Street, 10th Floor
Philadelphia, PA

>   **Re: Osprey Energy Acquisition Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 14, 2018**
>   **File No. 1-38158**

Dear Mr. Cohen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Loan Lauren Nguyen *for*
>
>   John Reynolds
>   Assistant Director
>   Office of Natural Resources

cc: David K. Lam
        Wachtell, Lipton, Rosen & Katz